                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   CDnow, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125085100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                      Teruhisa Tokunaka
 Peter R. Haje, Esq., General Counsel            Senior Managing Director and
           Time Warner Inc.                         Chief Financial Officer
         75 Rockefeller Plaza                          Sony Corporation
       New York, New York 10019                      6-7-35 Kitashinagawa
            (212) 484-8000                    Shinagawa-ku, Tokyo 141-0001 Japan
                                                        81-3-5448-2111

            with a copy to:                            with a copy to:

          Faiza J. Saeed, Esq.                      Morton A. Pierce, Esq.
        Cravath, Swaine & Moore                     Dewey Ballantine LLP
           825 Eighth Avenue                      1301 Avenue of the Americas
       New York, New York  10019                    New York, New York 10019
            (212) 474-1454                               (212) 259-8000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.     [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                       (Exhibit Index Appears on Page 19)

CUSIP NO.         125085100

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          TIME WARNER INC.
          IRS. NO.: 13-3527249
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          DELAWARE
--------------------------------------------------------------------------------
                            7     Sole Voting Power
                                  2,265,860.5*
           Number of        ----------------------------------------------------
             Shares         8     Shared Voting Power
          Beneficially            7,257,002.0
         Owned by Each      ----------------------------------------------------
           Reporting        9     Sole Dispositive Power
          Person with             2,265,860.5*
                            ----------------------------------------------------
                            10    Shared Dispositive Power
                                  7,257,002.0
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          9,522,862.5**
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                          [ ]
--------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          29.3%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------





--------------------------
     * Time Warner Inc. ("Time Warner") has the right, subject to certain conditions, to purchase 2,265,860.5 shares upon exercise of an option (the "Option") granted to Time Warner and Sony Corporation of America ("SCA") pursuant to a Stock Option Agreement dated as of July 12, 1999, among CDnow, Inc., Time Warner and SCA (which number of shares does not include shares that may be purchased by SCA upon exercise of the Option). The Option is not currently exercisable. Time Warner expressly disclaims beneficial ownership of all shares that may be purchased upon exercise of the Option.

     ** Time Warner expressly disclaims beneficial ownership of all shares that may be purchased upon exercise of the Option.

CUSIP NO.         125085100

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          SONY CORPORATION OF AMERICA
          IRS. NO.: 13-1914734
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          NEW YORK
--------------------------------------------------------------------------------
                            7     Sole Voting Power

           Number of        ----------------------------------------------------
             Shares         8     Shared Voting Power
          Beneficially            9,522,862.5*
         Owned by Each      ----------------------------------------------------
           Reporting        9     Sole Dispositive Power
          Person with
                            ----------------------------------------------------
                            10    Shared Dispositive Power
                                  9,522,862.5*
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          9,522,862.5*
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                          [ ]
--------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          29.3%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------





--------------------------
     * Sony Corporation of America ("SCA") has the right, subject to certain conditions, to purchase 2,265,860.5 shares upon exercise of an option (the "Option") granted to Time Warner Inc. ("Time Warner") and SCA pursuant to a Stock Option Agreement dated as of July 12, 1999, among CDnow, Inc., Time Warner and SCA (which number of shares does not include shares that may be purchased by Time Warner upon exercise of the Option). The Option is not currently exercisable. SCA expressly disclaims beneficial ownership of all shares that may be purchased upon exercise of the Option.

CUSIP NO.         125085100

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          SONY CORPORATION
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          JAPAN
--------------------------------------------------------------------------------
                            7     Sole Voting Power

           Number of        ----------------------------------------------------
             Shares         8     Shared Voting Power
          Beneficially            9,522,862.5*
         Owned by Each      ----------------------------------------------------
           Reporting        9     Sole Dispositive Power
          Person with
                            ----------------------------------------------------
                            10    Shared Dispositive Power
                                  9,522,862.5*
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          9,522,862.5*
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                          [ ]
--------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          29.3%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------





--------------------------
     * Sony Corporation ("Sony") is the parent corporation of SCA. SCA has the right, subject to certain conditions, to purchase 2,265,860.5 shares upon exercise of an option (the "Option") granted to Time Warner Inc. ("Time Warner") and SCA pursuant to a Stock Option Agreement dated as of July 12, 1999, among CDnow, Inc., Time Warner and SCA (which number of shares does not include shares that may be purchased by Time Warner upon exercise of the Option). The Option is not currently exercisable. Sony expressly disclaims beneficial ownership of all shares that may be purchased upon exercise of the Option.

Item 1.  Security and Issuer.

                  This statement relates to the common stock, without par value (the "CDnow Common Stock"), of CDnow, Inc., a Pennsylvania corporation ("CDnow"). The principal executive offices of CDnow are located at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034.

Item 2.  Identity and Background.

                  This statement is being filed by Time Warner Inc., a Delaware corporation ("Time Warner"), Sony Corporation of America, a New York corporation ("SCA"), and Sony Corporation, a Japanese corporation ("Sony" and, together with Time Warner and SCA, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of CDnow Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

                  Time Warner has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in four fundamental areas:

         * Cable Networks, consisting principally of interests in cable television programming;

         * Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing;

         * Entertainment, consisting principally of interests in recorded music and music publishing, filmed entertainment, television production and television broadcasting; and

         * Cable, consisting principally of interests in cable television systems.

                  SCA, the United States headquarters of, and a wholly owned subsidiary of, Sony, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. Through its subsidiaries, SCA is engaged in the manufacture and sale of audio, video, communications and information technology products for consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

                  Sony has its principal executive offices at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan. The principal business of Sony Corporation is the development, design, manufacture and sale of various kinds of electronic equipment, instruments and devices for consumer and professional markets.

                  The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Persons is set forth in Annex A, B or C, as the case may be, and Annexes A, B and C are incorporated herein by reference.

                  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On July 12, 1999, Time Warner and SCA entered into a stock option agreement (the "Stock Option Agreement") with CDnow. Pursuant to the Stock Option Agreement, CDnow granted to Time Warner and SCA (to be shared equally by them) an irrevocable option (the "Option") to purchase up to 4,531,721.0 shares of CDnow Common Stock (subject to adjustment) at a cash purchase price per share equal to $17.9869. The Option may only be exercised upon the happening of certain events. The Option is currently not exercisable. If the Option were to become exercisable, the purchase price required to purchase all shares of CDnow Common Stock subject to the Option would be $81,430,041. Each of Time Warner and SCA anticipates that all funds to be paid by it upon exercise of the Option would be provided from its working capital. Each of the Reporting Persons may be deemed to be the beneficial owner of 2,265,860.5 shares of CDnow Common Stock as a consequence of the Option. No consideration was paid in connection with the Stock Option Agreement. For a more detailed description of the Stock Option Agreement, see the response provided in
Item 4.

                  On July 12, 1999, Time Warner and SCA entered into a shareholder agreement (the "CDnow Shareholder Agreement") with Jason Olim, Matthew Olim, Jonathan V. Diamond, Robert David Grusin and James E. Coane (collectively, the "Principal CDnow Shareholders"). Each of the Reporting Persons may be deemed to be the beneficial owner of 7,257,002.0 shares of CDnow Common Stock as a consequence of the arrangements created by the CDnow Shareholder Agreement. No consideration was paid in connection with the CDnow Shareholder Agreement. For a more detailed description of the CDnow Shareholder Agreement, see the response provided in Item 4.

Item 4.  Purpose of Transaction.

                  Time Warner, SCA and CDnow entered into the Option Agreement to facilitate consummation of the transactions contemplated by the Agreement of Merger and Contribution dated as of July 12, 1999, among Time Warner, SCA, CDnow, Delaware Holdco Corporation, a Delaware corporation and a wholly owned subsidiary of CDnow ("Holdco"), and certain other parties (the "Merger Agreement"), and Time Warner, SCA and the Principal CDnow Shareholders entered into the CDnow Shareholder Agreement to facilitate consummation of the transactions contemplated by the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The description of the terms of the Merger Agreement set forth herein is qualified in its entirety by reference to the Merger Agreement.

                  Pursuant to the Merger Agreement, Pennsylvania Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Holdco ("Pennsylvania Sub"), will merge into CDnow (the "Merger"). In the Merger, each issued share of

CDnow Common Stock not owned directly or indirectly by CDnow or Pennsylvania Sub will be converted into the right to receive one share of Class A common stock, par value $0.01 per share (the "Holdco Class A Common Stock"), of Holdco. The Holdco Class A Common Stock will be listed on the Nasdaq National Market.

                  Upon the effectiveness of the Merger, Time Warner will (i) cause WCI Record Club Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("Time Warner Sub"), to contribute the general partnership interests in each of The CH-Music Company, a New York general partnership ("MCo"), the general partners of which are Time Warner Sub and Sony Music Entertainment Inc., a Delaware corporation and a wholly owned subsidiary of SCA ("SMEI"), and The CH-Video Company, a New York general partnership ("VCo"), the general partners of which are Time Warner Sub and SMEI, held by Time Warner Sub, to Holdco or, if Holdco shall so direct, Delaware Sub I L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Holdco, and (ii) cause Warner Music Group Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("Warner Music Group"), to contribute the shares of capital stock of Warner Music Columbia House (Mexico) Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("Time Warner Mexico"), held by Warner Music Group to Holdco, in each case in exchange for shares of Class B common stock, par value $0.01 per share ("Holdco Class B Common Stock" and, together with the Holdco Class A Common Stock, the "Holdco Common Stock"), of Holdco and the assumption of certain liabilities, obligations and commitments (the "Time Warner Contribution Transactions"). The Holdco Class B Common Stock will not be listed on the Nasdaq National Market (or otherwise publicly traded), but shares of Holdco Class B Common Stock will be convertible into shares of Holdco Class A Common Stock on a one-for-one basis.

                  Upon the effectiveness of the Merger, SCA will (i) cause SMEI to contribute the general partnership interests in each of MCo and VCo held by SMEI to Holdco or, if Holdco shall so direct, Delaware Sub II L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Holdco, and (ii) cause SMEI to contribute the shares of capital stock of Sony Music Entertainment Mexico, S.A., a Delaware corporation and a wholly owned subsidiary of SMEI ("Sony Mexico"), held by SMEI to Holdco, in each case in exchange for shares of Holdco Class B Common Stock and the assumption of certain liabilities, obligations and commitments (together with the Time Warner Contribution Transactions, the "Contribution Transactions").

                  In connection with the Merger Agreement, Warner Music Canada Ltd., a corporation organized under the laws of Ontario ("Time Warner Canada"), Sony Music Entertainment (Canada) Inc., a corporation organized under the laws of Canada ("Sony Canada"), The Columbia House Company (Canada), a general partnership organized under the laws of Ontario ("Columbia House Canada"), the general partners of which are Time Warner Canada and Sony Canada, 3030809 Nova Scotia ULC, an unlimited liability company organized under the laws of Nova Scotia and a wholly owned subsidiary of Columbia House Canada ("Canadian Sub"), and Holdco entered into a master Canadian transaction agreement (the "Master Canadian Transaction Agreement"), dated as of July 12, 1999, pursuant to which, upon the effectiveness of the Merger, (i) Columbia House Canada will transfer cash in the amount of Cdn$500,000 and all the assets of Columbia House Canada other than cash to Canadian Sub in exchange for common shares in the capital of Canadian Sub (the "Canadian Sub Common Shares") and special shares in the capital of Canadian Sub (the "Canadian Sub Exchange Shares"), (ii) Columbia House Canada will transfer all the Canadian Sub Common Shares received from Canadian Sub to Holdco in exchange for shares of Holdco Class B Common Stock,
(iii) all Canadian Sub Exchange Shares held by Columbia House Canada will be transferred to Canadian Sub in exchange for shares of Canadian Sub that are exchangeable for shares of Holdco Common Stock (the "Exchangeable Shares") and the Canadian Sub Exchange Shares will be canceled, (iv) Holdco will issue one share of voting preferred stock, par value $0.01 per share, of Holdco to a voting trustee for the benefit of the holders of the Exchangeable Shares, (v) Columbia House Canada will distribute all shares of Holdco Class B Common Stock and other property (other than the Exchangeable Shares and cash) held by Columbia House Canada to Time Warner Canada and Sony Canada in accordance with their respective interests therein and (vi) Columbia House Canada will, pursuant to a liquidating distribution, distribute all of the remaining assets, including cash and Exchangeable Shares, held by Columbia House Canada to Time Warner Canada and Sony Canada in accordance with the partnership agreement and applicable law (collectively, the "Canadian Transactions"). A copy of the Master Canadian Transaction Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The description of the terms of the Master Canadian Transaction Agreement set forth herein is qualified in its entirety by reference to the Master Canadian Transaction Agreement.

                  As a result of the Merger, the Contribution Transactions and the Canadian Transactions, holders of CDnow Common Stock immediately prior to the Merger will receive approximately 26.0% of the post-closing equity of Holdco, and CDnow will become a wholly owned subsidiary of Holdco. In addition, CDnow Common Stock will cease to be authorized to be quoted on the Nasdaq National Market and will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act. Time Warner Sub, Warner Music Group and Time Warner Canada, affiliates of Time Warner, will collectively receive approximately 37.0% of the post-closing equity of Holdco (including the Exchangeable Shares), and SMEI and Sony Canada, affiliates of SCA, will collectively receive approximately 37.0% of the post-closing equity of Holdco (including the Exchangeable Shares). MCo, VCo, Time Warner Mexico and Sony Mexico will each become a wholly owned subsidiary of Holdco.

                  The Merger is subject to customary closing conditions, including the approval of the holders of CDnow Common Stock and antitrust approvals. There can be no assurance that the required approvals will be obtained in a timely fashion or, in the case of antitrust approvals, if obtained, will not be conditioned upon modification of the terms of the Merger Agreement.

                  Pursuant to the Stock Option Agreement, CDnow granted to Time Warner and SCA (to be shared equally by them) the Option, which provides for the purchase of up to 4,531,721.0 shares of CDnow Common Stock (subject to adjustment), representing approximately 15.0% of the shares of CDnow Common Stock outstanding on July 9, 1999, at a cash purchase price per share equal to $17.9689. The Option may be exercised jointly by Time Warner and SCA at any time after the occurrence of any event as a result of which Time Warner and SCA become entitled to receive a termination fee under the Merger Agreement. The Option will terminate upon the earliest of (i) the effective time of the Merger,
(ii) 90 days after the termination fee is paid and (iii) the termination of the Merger Agreement (unless Time Warner and SCA have the right to receive the termination fee upon the occurrence of certain events, in which case the option will not terminate until the later of (x) 90 days after the termination fee is paid and (y) the expiration of the period in which Time Warner and SCA have the right to receive the termination fee). A copy of the Stock Option Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. The description of the terms of the Stock Option Agreement set forth herein is qualified in its entirety by reference to the Stock Option Agreement.

                  Pursuant to the CDnow Shareholder Agreement, each Principal CDnow Shareholder has agreed to vote all such Principal CDnow Shareholder's shares of CDnow Common Stock in favor of the Merger and against any alternative transaction. As of July 12, 1999, the Principal CDnow Shareholders owned collectively 7,257,002.0 shares of CDnow Common Stock, representing approximately 24.0% of the shares of CDnow Common Stock outstanding on July 9, 1999. Pursuant to the CDnow Shareholder Agreement, each Principal CDnow Shareholder has granted to Time Warner and SCA an irrevocable proxy to vote all such Principal CDnow Shareholder's shares of CDnow Common Stock in favor of the Merger and against any alternative transaction. Each CDnow Principal Shareholder has also agreed that, until the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms, such Principal CDnow Shareholder will not, except in certain limited circumstances, (A) sell, transfer, pledge, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of, or (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to, such Principal CDnow Shareholder's shares of CDnow Common Stock. A copy of the CDnow Shareholders Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference. The description of the terms of the CDnow Shareholder Agreement set forth herein is qualified in its entirety by reference to the CDnow Shareholder Agreement.

                  Upon consummation of the Merger, the Contribution Transactions and the Canadian Transactions, Time Warner Sub, Warner Music Group, Time Warner Canada, SMEI, Sony Canada and Holdco will enter into a governance agreement (the "Governance Agreement"), relating to, among other things, the governance of Holdco and the acquisition and divestiture of shares of Holdco Common Stock. The Governance Agreement will provide that the Board of Directors of Holdco will initially consist of 12 directors: four designees selected by Warner Music Group and certain of its affiliates, four designees selected by SMEI and certain of its affiliates, Jason Olim, who is currently CDnow's president and chief executive officer, two independent directors and the chief executive officer of Holdco. The Governance Agreement will also provide that Warner Music Group (and certain of its affiliates) and SMEI (and certain of its affiliates), as holders of the Holdco Class B Common Stock, must approve certain significant transactions before such transactions are undertaken by Holdco. The Governance Agreement will contain a "standstill provision" that will prohibit for a period of three years, except in certain limited circumstances, Warner Music Group and SMEI, and their respective affiliates, from acquiring additional voting stock of Holdco if Warner Music Group and SMEI, and their respective affiliates, would collectively own more than 85% of the voting stock of Holdco. Additionally, the Governance Agreement will prohibit Warner Music Group and SMEI, and their respective affiliates, from transferring any shares of Holdco Class B Common Stock for a period of three years, subject to certain limited exceptions. The Restated Certificate of Incorporation of Holdco will provide that each share of Holdco Class B Common Stock may be converted into a share of Holdco Class A Common Stock at any time at the option of the holder. The Restated Certificate of Incorporation will also provide for mandatory conversion of any share of Holdco Class B Common Stock transferred to a third party as well as for mandatory conversion of all shares of Holdco Class B Common Stock in the event Warner Music Group and SMEI, and their respective affiliates, own less than one-third of the number of shares of Holdco Class B Common Stock issued to them in connection with the Merger, the Contribution Transactions and the Canadian Transactions. Copies of the forms of Governance Agreement and the form of Restated Certificate of Incorporation of Holdco are filed as Exhibits 5 and 6 hereto, respectively. The descriptions of the terms of the Governance Agreement and the Restated Certificate of Incorporation set forth herein are qualified in their entirety by reference to the Governance Agreement and the Restated Certificate of Incorporation, respectively.

                  Upon consummation of the Merger, the Contribution Transactions and the Canadian Transactions, Time Warner, SCA, Holdco and certain other parties will enter into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which each of Time Warner, SCA and certain of their respective affiliates will be granted certain rights to registration of shares of Holdco Common Stock held by Time Warner, SCA or such affiliates, as the case may be. A copy of the form of Registration Rights Agreement is filed as
Exhibit 7 hereto and is incorporated herein by reference. The description of the terms of the Registration Rights Agreement set forth herein is qualified in its entirety by reference to the Registration Rights Agreement.

Item 5.  Interest in Securities of the Issuer.

                  Under the Stock Option Agreement, CDnow granted Time Warner and SCA the Option, which provides for the purchase of up to 4,531,721.0 shares of CDnow Common Stock (subject to adjustment). Upon exercise of the Option, each of Time Warner and SCA may purchase up to 2,265,860.5 shares of CDnow Common Stock, which would represent 7.0% of the shares of CDnow Common Stock outstanding (based on the number of shares of CDnow Common Stock outstanding on July 9, 1999 and giving effect to the issuance of the shares of CDnow Common Stock that may be purchased by such party upon exercise of the Option). The Option may only be exercised upon the happening of certain events. The Option is not currently exercisable, and neither Time Warner nor SCA has any right to vote (or to direct the vote of ) or dispose (or to direct the disposition of) any shares of CDnow Common Stock that may be purchased upon exercise of the Option. Accordingly, Time Warner, SCA and Sony expressly disclaim beneficial ownership of all such shares.

                  As a result of the CDnow Shareholder Agreement, each of Time Warner and SCA may be deemed to have shared power to vote (or to direct the vote of) and shared power to dispose (or to direct the disposition of) 7,257,002.0 shares of CDnow Common Stock, representing 22.3% of the outstanding shares of CDnow Common Stock (based on the number of shares of CDnow Common Stock outstanding on July 9, 1999 and giving effect to the issuance of the shares of CDnow Common Stock that may be purchased by such party upon exercise of the Option) for certain limited purposes. Time Warner and SCA may be deemed to have beneficial ownership of such shares. In addition, as the parent corporation of SCA, Sony may also be deemed to have beneficial ownership of such shares.

                  Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, beneficially owns, or has acquired or disposed of, any shares of CDnow Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described in Item 4 or 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of CDnow, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.


             Exhibit Number              Description
             --------------              ------------
                   1                     Agreement of Merger and Contribution dated as of
                                         July 12, 1999, among Time Warner Inc., Sony
                                         Corporation of America, CDnow, Inc., Delaware
                                         Holdco Corporation, Pennsylvania Subsidiary, Inc.,
                                         Delaware Sub I L.L.C. and Delaware Sub II L.L.C.

                   2                     Master Canadian Transaction Agreement dated as of
                                         July 12, 1999, among Warner Music Canada Ltd.,
                                         Sony Music Entertainment (Canada) Inc., The
                                         Columbia House Company (Canada), 3030809 Nova
                                         Scotia ULC and Delaware Holdco Corporation.

                   3                     Stock Option Agreement dated as of July 12, 1999,
                                         among CDnow, Inc., Time Warner Inc. and Sony
                                         Corporation of America.

                   4                     Shareholder Agreement dated as of July 12, 1999,
                                         among Time Warner Inc., Sony Corporation of
                                         America, Jason Olim, Jonathan Diamond, Matthew
                                         Olim, Robert David Grusin and James Coane.

                   5                     Form of  Governance Agreement among Sony Music
                                         Entertainment Inc., Sony Music Entertainment
                                         (Canada) Inc., Warner Music Group Inc., Warner
                                         Music Canada Ltd., WCI Record Club and Delaware
                                         Holdco Corporation.

                   6                     Form of Restated Certificate of Incorporation of
                                         Delaware Holdco Corporation.

                   7                     Form of Registration Rights Agreement among Time
                                         Warner Inc., Warner Music Canada Ltd., Warner
                                         Music Group Inc., WCI Record Club Inc., Sony
                                         Corporation of America, Sony Music Entertainment
                                         Inc., Sony Music Entertainment (Canada) Inc. and
                                         the other parties named therein.

                   8                     Joint Filing Agreement dated July 22, 1999 among
                                         Time Warner Inc., Sony Corporation of America and
                                         Sony Corporation.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   July 22, 1999



                               TIME WARNER INC.,

                               by:  /s/ Spencer B. Hays
                                  --------------------------------------------
                                    Name:    Spencer B. Hays
                                    Title:   Vice President and
                                             Deputy General Counsel


                               SONY CORPORATION OF AMERICA,

                               by:  /s/ Marinus N. Henny
                                  --------------------------------------------
                                    Name:    Marinus N. Henny
                                    Title:   Executive Vice President and
                                             Chief Financial Officer


                               SONY CORPORATION,

                               by:  /s/ Teruhisa Tokunaka
                                  --------------------------------------------
                                    Name:    Teruhisa Tokunaka
                                    Title:   Senior Managing Director and
                                             Chief Financial Officer

                                                                         ANNEX A

              DIRECTORS AND EXECUTIVE OFFICERS OF TIME WARNER INC.

         The names and present principal occupations of the directors and executive officers of Time Warner Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                            Principal Occupation or
Name                  Office                Employment and Address
----                  ------                ------------------------
Merv Adelson          Director              Chairman
                                            East-West Capital Associates
                                            10900 Santa Monica Blvd.
                                            Los Angeles, CA  90024
                                            (private investment company)

Timothy A.            Senior Vice           Senior Vice President
Boggs                 President             Time Warner Inc.
                                            800 Connecticut Ave., NW, Suite 800
                                            Washington, DC 20006

J. Carter Bacot       Director              Retired Chairman and
                                            Chief Executive Officer
                                            The Bank of New York
                                            Company, Inc.
                                            One Wall Street
                                            New York, NY 10286

Stephen F.            Director              President and Chief
Bollenbach                                  Executive Officer
                                            Hilton Hotels Corporation
                                            9336 Civic Center Drive
                                            Beverly Hills, CA 90210

Richard J.            Executive             Executive Vice President
Bressler              Vice President        Time Warner Inc.*

John C.               Director              Partner
Danforth                                    Bryan Cave LLP
                                            1 Metropolitan Square
                                            211 North Broadway
                                            St. Louis, MO 63102-2750
                                            (law firm)

                                            700 13th Street, N.W.
                                            Washington, DC 20005-3960

Beverly Sills         Director              Chairman
Greenough                                   Lincoln Center for the Performing Arts
                                            70 Lincoln Center Plaza
                                            New York, NY 10023
                                            (entertainment)

Gerald Greenwald      Director              Chairman Emeritus
                                            UAL Corporation
                                            P.O. Box 66100
                                            Chicago, IL 66100

Peter R. Haje         Executive Vice        Executive Vice President,
                      President,            General Counsel and Secretary
                      General Counsel       Time Warner Inc.*
                      and Secretary



Carla A. Hills        Director              Chairman and Chief
                                            Executive Officer
                                            Hills & Company
                                            1200 19th Street, NW
                                            Washington, DC 20036
                                            (international trade
                                            consultants)

Andrew J. Kaslow      Senior Vice           Senior Vice President
                      President             Time Warner Inc.*

John A. LaBarca       Senior Vice           Senior Vice President
                      President             and Controller
                      and Controller        Time Warner Inc.*

Gerald M. Levin       Director,             Chairman and Chief
                      Chairman and          Executive Officer,
                      Chief Executive       Time Warner Inc.*
                      Officer

Reuben Mark           Director              Chairman and Chief
                                            Executive Officer
                                            Colgate-Palmolive Company
                                            300 Park Avenue
                                            New York, NY 10022
                                            (consumer products)

Michael A. Miles      Director              Former Chairman and
                                            Chief Executive Officer
                                            Philip Morris
                                            Companies Inc.
                                            1350 Lake Road
                                            Lake Forest, IL 60045

Richard D.            Director              Director and President
Parsons               and President         Time Warner Inc.*

Joseph A.             Executive Vice        Executive Vice President
Ripp                  President and         and Chief Financial Officer
                      Chief Financial       Time Warner Inc.*
                      Officer

Joan N.               Senior Vice           Senior Vice President
Sumner                President             Time Warner Inc.*

Robert E.             Director and          Vice Chairman
Turner                Vice Chairman         Time Warner Inc.
                                            One CNN Center
                                            Atlanta, GA 30303

Francis T.            Director              Chairman
Vincent, Jr.                                Vincent Enterprises
                                            290 Harbor Drive
                                            Stamford, CT 06902
                                            (private investor)

* The business address of Time Warner Inc. is 75 Rockefeller Plaza, New York, NY 10019.

                                                                         ANNEX B

         DIRECTORS AND EXECUTIVE OFFICERS OF SONY CORPORATION OF AMERICA

         The names and present principal occupations of the directors and executive officers of Sony Corporation of America are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                            Principal Occupation or
Name                  Office                Employment and Address
----                  ------                ------------------------

Nobuyuki Idei*        Chairman of the       President and Representative Director; Chief Executive Officer
                      Board                 Sony Corporation**

Norio Ohga*           Director              Chairman and Representative Director
                                            Sony Corporation**

Tsunao Hashimoto*     Director              Chairman
                                            Sony Life Insurance Co., Ltd.
                                            1-1 Minami Aoyama 1-Chome, Minato-ku
                                            Tokyo 107-8585 Japan

Tamotsu Iba*          Director              Executive Deputy President and Representative Director
                                            Sony Corporation**

Howard Stringer       Chairman and Chief    Chairman and Chief Executive Officer; President
                      Executive Officer;    Sony Corporation of America***
                      President

Teruo Masaki*         Director              Senior Managing Director
                                            Sony Corporation**

Peter G. Peterson     Director              Chairman
                                            The Blackstone Group
                                            345 Park Avenue
                                            New York, NY 10154

H. Paul Burak         Director              Partner
                                            Rosenman & Colin LLP
                                            575 Madison Avenue
                                            New York, NY 10022

Teruhisa Tokunaka*    Director              Senior Managing Director and Chief Financial Officer
                                            Sony Corporation**

Marinus N. Henny      Executive Vice        Executive Vice President and
                      President             Chief Financial Officer
                      and Chief Financial   Sony Corporation of America***
                      Officer

Yang Hun Lee****      Executive Vice        Executive Vice President
                      President             Sony Corporation of America***

Steven E. Kober       Senior Vice           Senior Vice President and Controller
                      President             Sony Corporation of America***
                      and Controller

Kenneth L. Nees       Senior Vice           Senior Vice President and Secretary
                      President             Sony Corporation of America***
                      and Secretary

J. Michael Suffredini Senior Vice           Senior Vice President and Treasurer
                      President             Sony Corporation of America***
                      and Treasurer

                                                                             B-2

Robert H. Moses       Vice President        Vice President
                                            Sony Corporation of America***

Atsuko Murakami*      Assistant Treasurer   Assistant Treasurer
                                            Sony Corporation of America***

Craig R. Torrie       Assistant Treasurer   Assistant Treasurer
                                            Sony Corporation of America***


*        Citizen of Japan.

** The business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

*** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

****     Citizen of Republic of Korea.

                                                                         ANNEX C

              DIRECTORS AND EXECUTIVE OFFICERS OF SONY CORPORATION

         The names and present principal occupations of the directors and executive officers of Sony Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of Japan.

                                            Principal Occupation or
Name                  Office                Employment and Address
----                  ------                ------------------------
Norio Ohga            Chairman and          Chairman and Representative Director
                      Representative        Sony Corporation*
                      Director

Nobuyuki Idei         President and         President and Representative Director; Chief Executive Officer
                      Representative        Sony Corporation*
                      Director; Chief
                      Executive Officer

Minoru Morio          Executive Deputy      Executive Deputy President and Representative Director
                      President and         Sony Corporation*
                      Representative
                      Director

Tamotsu Iba           Executive Deputy      Executive Deputy President and Representative Director
                      President and         Sony Corporation*
                      Representative
                      Director

Teruhisa Tokunaka     Senior Managing       Senior Managing Director and Chief Financial Officer
                      Director and Chief    Sony Corporation*
                      Financial Officer

Teruo Masaki          Senior Managing       Senior Managing Director
                      Director              Sony Corporation*

Howard Stringer**     Director              Chairman and Chief Executive Officer; President
                                            Sony Corporation of America***

Peter G. Peterson**   Director              Chairman
                                            The Blackstone Group
                                            345 Park Avenue
                                            New York, NY 10154

Kenichi Suematsu      Director              Advisor
                                            The Sakura Bank
                                            1-3-1 Kudan-minami, Chiyoda-ku
                                            Tokyo 100-8611  Japan

Iwao Nakatani         Director              Part-time Lecturer
                                            Hitotsubashi University
                                            2-1 Naka, Kunitachi
                                            Tokyo 186-8601 Japan

Akiyoshi Kawashima    Corporate Senior      Corporate Senior Executive Vice President
                      Executive             Sony Corporation*
                      Vice President

Suehiro Nakamura      Corporate Senior      Corporate Senior Executive Vice President
                      Executive             Sony Corporation*
                      Vice President

                                                                             C-2

Kenichi Oyama         Corporate Senior      Corporate Senior Executive Vice President
                      Executive             Sony Corporation*
                      Vice President

Masayoshi Morimoto    Corporate Senior      Corporate Senior Executive Vice President
                      Executive             Sony Coporation*
                      Vice President

Shizuo Takashino      Corporate Senior      Corporate Senior Executive Vice President
                      Executive             Sony Corporation*
                      Vice President

Kunitake Ando         Corporate Senior      Corporate Senior Executive Vice President
                      Executive             Sony Corporation*
                      Vice President

Mario Tokoro          Corporate Executive   Corporate Executive Vice President
                      Vice President        Sony Corporation*

Sunobu Horigome       Corporate Executive   Corporate Executive Vice President
                      Vice President        Sony Corporation*

Kenichiro Yonezawa    Corporate Senior      Corporate Senior Vice President
                      Vice President        Sony Corporation*

Ken Kutaragi          Group Executive       Group Executive Officer
                      Officer               Sony Corporation*

* The business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001, Japan.

**       Citizen of the United States.

*** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

                                INDEX TO EXHIBITS


             Exhibit Number              Description
             --------------              -----------
                   1                     Agreement of Merger and Contribution dated as of July 12,
                                         1999, among Time Warner Inc., Sony Corporation of
                                         America, CDnow, Inc., Delaware Holdco Corporation,
                                         Pennsylvania Subsidiary, Inc., Delaware Sub I L.L.C. and
                                         Delaware Sub II L.L.C.

                   2                     Master Canadian Transaction Agreement dated as of July 12,
                                         1999, among Warner Music Canada Ltd., Sony Music
                                         Entertainment (Canada) Inc., The Columbia House
                                         Company (Canada), 3030809 Nova Scotia ULC and
                                         Delaware Holdco Corporation.

                   3                     Stock Option Agreement dated as of July 12, 1999, among
                                         CDnow, Inc., Time Warner Inc. and Sony Corporation of
                                         America.

                   4                     Shareholder Agreement dated as of July 12, 1999, among
                                         Time Warner Inc., Sony Corporation of America, Jason
                                         Olim, Jonathan Diamond, Matthew Olim, Robert David
                                         Grusin and James Coane.

                   5                     Form of  Governance Agreement among Sony Music
                                         Entertainment Inc., Sony Music Entertainment (Canada)
                                         Inc., Warner Music Group Inc., Warner Music Canada Ltd.,
                                         WCI Record Club and Delaware Holdco Corporation.

                   6                     Form of Restated Certificate of Incorporation of Delaware
                                         Holdco Corporation.

                   7                     Form of Registration Rights Agreement among Time
                                         Warner Inc., Warner Music Canada Ltd., Warner Music
                                         Group Inc., WCI Record Club Inc., Sony Corporation of
                                         America, Sony Music Entertainment Inc., Sony Music
                                         Entertainment (Canada) Inc. and the other parties named
                                         therein.

                   8                     Joint Filing Agreement dated July 22, 1999 among Time
                                         Warner Inc., Sony Corporation of America and Sony
                                         Corporation.


                                 Page 19 of 254



                            STATEMENT OF DIFFERENCES
                            ------------------------

The section symbol shall be expressed as..................................  'SS'